Procter & Gamble Earnings Release: Q4 FY 12

August 3, 2012



April-June 2012 (Q4 FY 12) Business Results



Bounty
Luvs
Charmin
Ultra Soft
Pampers
Cruisers
Tide
Cascade
GAIN
IAMS
DURACELL
NyQuil
bounce
Prilosec
Dash
ACE
ARIEL
Fixodent
Swiffer
Sweeper
Eukanuba
Downy
always
Puffs

Apr – Jun 12 (Q4 FY 12) Results

Organic Sales Growth



Organic sales up in 4 of 5 reporting segments
6%
5%
4%
3%
2%
1%
0%
+5%
+4%
+4%
+3%
+3%
AMJ 11
JAS 11
OND 11
JFM 12
AMJ 12

Apr – Jun 12 (Q4 FY 12) Results
% of Sales In-Line or Growing Value Share



Intervention plans on key businesses drove improved share results in June 2012

Market share data is value basis, constant currency.

Apr – Jun 12 (Q4 FY 12) Results
Pricing Trend



4th consecutive quarter with positive pricing in all business segments

+3% +4% +4% +5% +4%

AMJ 11   JAS 11   OND 11   JFM 12   AMJ 12

Apr – Jun 12 (Q4 FY 12) Results
Core EPS



* History adjusted for Snacks moving to Discontinued Operations.

Apr – Jun 12 (Q4 FY 12) Results
Core Operating Profit Growth



Improved core operating profit driven by 280 bps of productivity improvements and cost savings

+11%   AMJ 11
-4%   JAS 11
-4%   OND 11
+2%   JFM 12
+4%   AMJ 12

15%
10%
5%
0%
-5%
-10%

* History adjusted for Snacks moving to Discontinued Operations.

Fiscal Year 12 Results
Non-Manufacturing Enrollment

	Non-Mfg Overhead
Total Company Starting June 30, 2011	57,300
Net Role Changes (+Hiring-Attrition-Separations)	(2,000)
M&A Impacts	(300)
Total Company Ending June 30, 2012	55,000
July 1, 2012 Separations	(1,000)
Net Role Changes as of July 1, 2012	**(3,000)**

60% ahead of target reductions as of July 1st

Business Segment Results


Venus
Downy
IAMS
GAIN
Cascade
DURACELL
NyQuil
Bounty
Luvs
Puffs
Charmin
Ultra Soft
always
bounce
ACE
Prilosec
Pampers
Cruisers
Dash
Tide
Swiffer
SWEEPER
Eukanuba
ARIEL
Fixodent

Apr – Jun 12 (Q4 FY 12) Results
Beauty Care & Grooming

Beauty Care Segment



Grooming Segment



- +4% Pricing, -3% Mix

- Volume: ↓ Mid-singles Developed,
  ↑ Low-singles Developing

- P&G global value share
  declined 0.5 points

- +1% Pricing, -1% Mix

- Volume: Flat Developed,
  ↑ Low-singles Developing

- P&G global value share
  was in-line with year ago

Apr – Jun 12 (Q4 FY 12) Results
Beauty Care & Grooming

By Category	Organic Volume Growth IYA		
	Global	Developed	Developing
Hair Care	~=	-	++
Skin Care, Personal Care & Cosmetics	-	-	-
Salon Professional	-	-	-
Prestige	++	~=	++
Blades & Razors	~=	~=	+
Braun	++	++	-

• ++ represents growth above 2%, + represents growth of 2%, ~= represents growth of 1% to decline of 1%; - represents decline greater than 1%. Company average = Flat.

Apr – Jun 12 (Q4 FY 12) Results
Beauty Care Highlights

- Global Head & Shoulders shipments were up high single digits and the brand delivered the 11th consecutive year of double-digit sales growth.

- Asia Hair Care volume grew high-single digits. India shipments increased over 30% and value share was up over 2 points with both Pantene & Head & Shoulders growing volume and share.

- Brazil Hair Care volume was up over 20% driven by Head & Shoulders & the launch of our new salon affordable brands – Wella Pro Series.

- North America Hair Care shipments were down low single digits and value share for the past three months is about flat driven by strong growth on Head & Shoulders and growing stability on Pantene.

- Western Europe Hair Care volume declined double-digits due to price and promotion gaps versus competition.

- NA Skin Care shipments were down double-digits. Recent interventions such as introducing mid-tier skus have secured distribution and are stabilizing further declines.

- Asia Skin Care volume was down slightly as strong growth in Indonesia and the Philippines was more than off-set by declines in other markets.

- China Skin Care shipments were in line with prior year levels as growth in the Total Effects boutique & E-Commerce channel was off-set by challenges in other parts of the portfolio

- Prestige organic volume grew high single-digits behind initiative launches including several new SKII whitening products, Boss Bottled Sport, Gucci Flora Garden and Dolce & Gabbanna the One for Men Sport.

- Salon Professional volume declined high single digits as distribution gains in the US & Germany were more than off-set by market contraction in Europe and increased competitive activity.

Apr – Jun 12 (Q4 FY 12) Results
Grooming Highlights

- Global Blades & Razors volume increased low-single digits and value share was about flat.

- Fusion grew global value share for the 22nd straight quarter of share growth since launch.

- Central & Eastern Europe, Middle East & Africa blades & razors shipments were up mid-single digits driven by Fusion ProGlide and Gillette Blue initiative launches, expansions & merchandising support.

- Western Europe Blades & Razors volume declined low-single digits and value share was in-line with year ago in a contracting market.

- U.S. Male Blades & Razors value share has moved from -1.4 points for the past 12 months to -0.7 points for the past 6 months to +0.4 points for the past 1 month due to the recent promotional investments.

- Appliances volume was up mid-single digits largely behind a promotional event in Germany.

Apr – Jun (Q4 FY 12) Results
Health Care Segment



3%

0%

Organic Sales

Organic Volume

- +4% Pricing, -1% Mix

- Volume: ↓ Low-singles Developed, ↑ Mid-singles Developing

- P&G global value market share declined 0.2

Apr – Jun 12 (Q4 FY 12) Results
Health Care

By Category	Organic Volume Growth IYA		
	Global	Developed	Developing
Oral Care	-	-	~=
Feminine Care	+	-	++
Personal Health Care	-	-	~=

• ++ represents growth above 2%, + represents growth of 2%, ~= represents growth of 1% to decline of 1%;
  - represents decline greater than 1%. Company average = Flat.

Apr – Jun 12 (Q4 FY 12) Results
Health Care Highlights

- Latin America Oral Care shipments were up over 25% driven by the Oral B toothpaste expansion across the region.

- Western Europe Oral Care volume grew mid-single digits and value share grew nearly 1 point behind the Oral B toothpaste expansion markets in the UK, Belgium & the Netherlands.

- North America Oral Care volume declined double-digits as the category continued to face high levels of competitive spending.

- Crest continues to be the clear number one toothpaste brand in the U.S. on a value basis and Crest 3D White toothpaste grew share for the 27th consecutive period.

- Asia Oral Care shipments were down mid-single digits as Crest's premium toothpaste lines continue to be impacted by pricing and promotional gaps versus competition.

Apr – Jun 12 (Q4 FY 12) Results
Health Care Highlights (continued)

- Central & Eastern Europe, Middle East & Africa Feminine Care shipments grew high single digits and share was up over 1 point.

- Latin America Feminine Care volume increased double-digits and share was up nearly 1 point behind strong growth in Brazil.

- North America Feminine Care shipments were down high single digits due to high levels of competitive promotion – primarily on Tampons.

- North America Personal Health Care volume declined double-digits as increased volume from the Vicks ZzzQuil launch was more than off-set by declines in Metamucil.

- Central & Eastern Europe, Middle East & Africa Personal Health Care shipments were up over 20% driven by the recent launch of Vicks into Russia & Poland.

Apr – Jun 12 (Q4 FY 12) Results
Household Care

Fabric & Home Care Segment



Organic Sales: 3%
Organic Volume: -1%

- +5% Pricing, -1% Mix

- Volume: ↓ Mid-singles Developed, ↑ Low-singles Developing

- P&G global value share declined 0.3 points

Baby & Family Segment



Organic Sales: 5%
Organic Volume: 1%

- +4% Pricing, Flat Mix

- Volume: ↓ Low-singles Developed, ↑ High-singles Developing

- P&G global value share declined 0.4 points

Apr – Jun 12 (Q4 FY 12) Results
Household Care

By Category	Organic Volume Growth IYA		
	Global	Developed	Developing
Fabric Care	-	-	+
Home Care	++	~=	++
Batteries	-	-	~=
P&G Professional	++	+	++
Baby Care	++	+	++
Family Care	-	-	-
Pet Care	-	-	++

• ++ represents growth above 2%, + represents growth of 2%, ~= represents growth of 1% to decline of 1%;
   - represents decline greater than 1%. Company average = Flat.

Apr – Jun 12 (Q4 FY 12) Results
Household Care Highlights

- North America Fabric Care volume declined mid-single digits as strong Tide PODS and liquid laundry shipments were off-set by declines in powder laundry due to price gaps versus competition.

- U.S. Fabric Care value share moved from down nearly 1 point for the past 6 months to up nearly half-a-point for the past 1 month.

- U.S. Tide value share increased over 2 points in the past 3 months. Tide PODS value share has reached over a 4% share of the total laundry category with more than 630 million PODS shipped since launch.

- Western Europe Fabric Care volume was down mid-single digits largely due to competitive price gaps in a few key markets.

- Asia Fabric Care shipments increased double digits and value share was up nearly one point. India Laundry shipments grew double-digits. China Laundry shipments increased mid-single digits. Fabric Enhancers shipments grew about 20% behind recent expansions into Korea and Indonesia.

- North America Home Care volume increased low-single digits and value share was up 1 point. Strong shipments in Febreze were only partially off-set by losses in Auto dishwashing as the list price reduction reaches the shelf and the business begins to stabilize.

- U.S. Auto dishwashing value share has moved from more that a 5.5 point share decline for the past 6 months to less than a 1 point share decline for the past 1 month.

- Central & Eastern Europe, Middle East & Africa Home Care grew volume mid-teens and value share was up 2 points due to strong dish care growth across the region.

Apr – Jun 12 (Q4 FY 12) Results
Household Care Highlights (continued)

- North America Batteries volume declined mid-single digits due to distribution losses and price gaps versus competition.

- North America Pet Care volume declined double-digits due to timing of promotional activity and a base period that included volume pull forward from price increases.

- North America Baby Care shipments were up mid-single digits driven by continued strength in the Premium tier and the Olympic special edition diapers.

- Western Europe Baby Care volume declined due to market contraction and increased competitive promotional activity.

- Asia Baby Care grew volume over 20% and value share grew nearly 2 points with Pampers shipments in India, China & Japan up over 20%.

- Central & Eastern Europe, Middle East and Africa Baby Care volume increased high-single digits and value share was up over half-a-point driven by strong growth in Russia and Turkey.

- North America Family Care shipments were down high single digits due to a high base period from volume pull forward driven by the list price increase last fiscal year.

- North America Family Care is also facing value gaps versus competition and has recently announced to the trade that we will be taking select corrective pricing actions on our Bounty Basic & Charmin Basic lines to return to competitive levels.

FY 2013 & Quarterly Guidance



Venus
Downy
IAMS
GAIN
DURACELL
Cascade
NyQuil
Bounty
Luvs
Puffs
Charmin
Ultra Soft
always
bounce
ACE
Prilosec
Pampers
Cruisers
Dash
Tide
Swiffer
SWEEPER
Eukanuba
ARIEL
Fixodent

FY 2013 Guidance

Organic Sales Growth


6%
5%
4%
3%
2%
1%
0%
3%
4%
3%
2 to 4%
FY 10
FY 11
FY 12
FY 13E

FY 2013 Guidance

Core EPS Growth



10%
8%
6%
4%
2%
0%
-2%
$3.80 to $4.00 guidance - maintaining preliminary outlook shared in June
5%
7%
-1%
-1 to 4%
FY 10
FY 11
FY 12
FY 13E

FY 2013 Core EPS Guidance
versus Preliminary Outlook*

Fiscal 2012, Q1-Q3 Results	$3.03
Fiscal 2012, Q4 Guidance Mid-Point (range = $0.75 to $0.79)	<u>$0.77</u>
Fiscal 2012 Core EPS Guidance Mid-Point	$3.80
Preliminary Fiscal 2013 Core EPS Growth, provided June 20, 2012	0% to 5%
Preliminary Fiscal 2013 Core EPS Range	$3.80 to $4.00
Fiscal 2013 Core EPS Range, confirmed August 3, 2012	$3.80 to $4.00

* Preliminary guidance provided on June 20, 2012

FY 2013 Guidance
Core Operating Profit Growth



* History adjusted for Snacks moving to Discontinued Operations.

FY 2013 Guidance
versus FY 2012 Results

	Core EPS Growth
Organic sales growth slightly below market level (global market growth assumed at 4-5%)	2% to 4%
Commodities up modestly (at mid-July spot rates)	-1% to Flat
Cost savings net of reinvestments	4% to 6%
Foreign Exchange (at mid-July spot rates)	-3%
Pension & Employee Benefit Plans	-2%
Venezuela pricing & Argentina import restrictions	-2%
Tax Impact	-1%
Share repurchase, lower interest expense & higher non-operating income	2%
FY 2013 Core EPS Growth	**-1 to 4%**

FY 2013 Guidance
Macro Assumptions Included in Guidance

Global Market Growth   4% to 5%

Commodity Prices*   Slight EPS headwind

Foreign Exchange*   -4% Top-line
                                    -3% Bottom-line

* Based on mid-July spot rates

FY 2013 Guidance
Key Risks Not Included in Guidance

Foreign Exchange items:
- Significant strengthening of U.S. Dollar
- Break in Swiss Franc peg exchange rate
- Venezuela devaluation post upcoming election

Market Growth Deceleration from:
- Deepening European financial crisis
- Uncertainty from United States "fiscal cliff"

U.S. Tax Policy Extensions:
- Subpart F "Look Through"
- R&D Tax Credit

For additional information regarding potential risks, please refer to the 10-K

FY 2013 Guidance
Cash Generation and Usage Assumptions

Free Cash Flow Productivity: ~ 90%

Capital Spending, % Sales: ~5.5%

Dividends: $6bn +

Share Repurchase: $4bn

FY 2013 Guidance
Returning Value to Shareholders

	FY '12	FY '13 E
Dividends	$6B	$6B+
Share Repurchase	$4B	$4B
Value to Shareholders	$10B	$10B+
Shareholder Yield, % of market cap	5.5%	5.5%+

> Dividend increase and $4 billion repurchase assumed in FY 2013

Shareholder Yield is calculated based on market cap of the last day of each Fiscal Year. FY 13 Estimate is based on Market Cap as of Aug 1st

Q1 FY 13 Guidance
Organic Sales Growth



JAS 11	OND 11	JFM 12	AMJ 12	JAS 13E	OND 13E	2Half 13E
4%	4%	3%	3%	0% to 2%	3% to 4%	3% to 4%

Q1 FY 13 Guidance
Core EPS Growth



- Q1 '13 Core EPS growth includes -3% impact from foreign exchange
- Q2 and 2H '13 estimates improve as cost savings accumulate

	20%					1% to 6%	1% to 6%
15%							
10%							
5%	1%	-2%	0%	0%	-4% to -10%		
0%	JAS 11	OND 11	JFM 12	AMJ 12	JAS 13E	OND 13E	2Half 13E
-5%							
-10%							

* History adjusted for Snacks moving to Discontinued Operations.

Path to Target EPS Growth Range
High-Single Digits to Low-Double Digits

	EPS Growth
Organic sales growth at market level (fully loaded, i.e. no leverage)	4%
Cost savings at full run rate and leverage; get range of half-to-all of projected savings	6% to 11%
Share repurchase	2%
High-side Potential	~12% to 17%
If deliver only two-thirds of high-side, ~5% pts. below "high-side"	~8% to 11%

5% pts, ~$0.20/share "flex" to cover:
- Worse margin mix
- Commodity inflation or F/X impacts beyond level offset by pricing
- Reinvestment

Additional upside potential:
- Market share growth
- Developing market profit accretion



Touching lives, improving life. ***P&G***™

Forward Looking Statements

Certain statements in this release or presentation, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue", "will likely results," and similar expressions. Forward-looking statements are based on current expectation and assumptions that are subject to risks and uncertainties which may cause results to differ materially from the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise.

Risks and uncertainties to which our forward-looking statements are subject include: (1) the ability to achieve business plans, including growing existing sales and volume profitably and maintaining and improving margins and market share, despite high levels of competitive activity, an increasingly volatile economic environment, lower than expected market growth rates, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus, and/or increasing competition from mid- and lower tier value products in both developed and developing markets; (2) the ability to successfully manage ongoing acquisition, divestiture and joint venture activities to achieve the cost and growth synergies in accordance with the stated goals of these transactions without impacting the delivery of base business objectives; (3) the ability to successfully manage ongoing organizational changes and achieve productivity improvements designed to support our growth strategies, while successfully identifying, developing and retaining key employees, especially in key growth markets where the availability of skilled employees is limited; (4) the ability to manage and maintain key customer relationships; (5) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (6) the ability to successfully manage regulatory, tax and legal requirements and matters (including product liability, patent, intellectual property, price controls, import restrictions, environmental and tax policy), and to resolve pending matters within current estimates; (7) the ability to resolve the pending competition law inquiries in Europe within current estimates; (8) the ability to successfully implement, achieve and sustain cost improvement plans and efficiencies in manufacturing and overhead areas, including the Company's outsourcing projects; (9) the ability to successfully manage volatility in foreign exchange rates, as well as our debt and currency exposure (especially in certain countries with currency exchange controls, such as Venezuela, China and India); (10) the ability to maintain our current credit rating and to manage fluctuations in interest rate, increases in pension and healthcare expense, and any significant credit or liquidity issues; (11) the ability to manage continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, due to a wide variety of factors, including but not limited to, terrorist and other hostile activities, natural disasters and/or disruptions to credit markets, resulting from a global, regional or national credit crisis; (12) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products; (13) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (14) the ability to successfully manage increases in the prices of commodities, raw materials and energy, including the ability to offset these increases through pricing actions; (15) the ability to develop effective sales, advertising and marketing programs; (16) the ability to stay on the leading edge of innovation, maintain a positive reputation on our brands and ensure trademark protection; and (17) the ability to rely on and maintain key information technology systems and networks (including Company and third-party systems and networks), the security over such systems and networks, and the data contained therein. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

The Procter & Gamble Company: Reg G Reconciliation of Non-GAAP measures

In accordance with the SEC's Regulation G, the following provides definitions of the non-GAAP measures used in the earnings call and slides with the reconciliation to the most closely related GAAP measure. The measures provided are as follows:

1. Organic Sales Growth – pages 1 and 2
2. Core EPS – pages 3 through 4
3. Core Operating Profit Margin – page 5
4. Core Gross Margin – page 5
5. Core Selling, General & Administrative Expenses (SG&A) as a % of Net Sales – page 5
6. Core Operating Profit Growth – page 5
7. Core Effective Tax Rate – page 6
8. Free Cash Flow / Adjusted Free Cash Flow – page 6
9. Adjusted Free Cash Flow Productivity – page 6

1. Organic Sales Growth:
Organic sales growth is a non-GAAP measure of sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. We believe this provides investors with a more complete understanding of underlying sales trends by providing sales growth on a consistent basis. Organic sales is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The reconciliation of reported sales growth to organic sales is as follows:

Total P&G	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
JAS 09	-6%	7%	1%	2%
OND 09	6%	-2%	1%	5%
JFM 10	7%	-3%	0%	4%
AMJ 10	5%	-1%	0%	4%
JAS 10	2%	3%	-1%	4%
OND 10	2%	2%	-1%	3%
JFM 11	5%	-1%	0%	4%
AMJ 11	10%	-5%	0%	5%
JAS 11	9%	-5%	0%	4%
OND 11	4%	0%	0%	4%
JFM 12	2%	1%	0%	3%
AMJ 12	-1%	4%	0%	3%
Average–JAS 09-AMJ 12	4%	0%	0%	4%
JAS 12 (Estimate)	-6% to -4%	6%	0%	0% to 2%
OND 12 (Estimate)	-1% to 0%	4%	0%	3% to 4%
FY 2013 (Estimate)	-2% to 0%	4%	0%	2% to 4%
2H-FY 2013 (Estimate)	0% to 1%	3%	0%	3% to 4%
FY 2010	3%	1%	-1%	3%
FY 2011	5%	0%	-1%	4%
FY 2012	3%	0%	0%	3%

	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
AMJ 12				
Developing	3%	7%	0%	10%
Brazil	-1%	18%	0%	17%
Russia	9%	9%	0%	18%
India	2%	19%	0%	21%
China	11%	-2%	0%	9%

AMJ 2012	Net Sales Growth	Foreign Exchange Impact	Acquisition/ Divestiture Impact*	Organic Sales Growth
Beauty Care	-4%	4%	1%	1%
Grooming	-6%	6%	0%	0%
Health Care	-1%	5%	-1%	3%
Fabric Care and Home Care	-1%	4%	0%	3%
Baby Care and Family Care	1%	4%	0%	5%
Total P&G	**-1%**	**4%**	**0%**	**3%**

*Acquisition/Divestiture Impact includes rounding impacts necessary to reconcile net sales to organic sales.

2. Core EPS: This is a measure of the Company's diluted net earnings per share from continuing operations excluding certain items that are not judged to be part of the Company's sustainable results or trends. This includes current year impairment charges for goodwill and indefinite lived intangible assets, current year charges related to incremental restructuring charges due to increased focus on productivity and cost savings, a significant benefit in FY 2011 from the settlement of U.S. tax litigation primarily related to the valuation of technology donations, charges in FY's 2012, 2011 and 2010 related to European legal matters, a FY 2010 charge related to a tax provision for retiree healthcare subsidy payments in the U.S. healthcare reform legislation, and incremental restructuring charges in FY 2009 to offset the dilutive impact of the Folgers divestiture. We believe the Core EPS measure provides an important perspective of underlying business trends and results and provides a more comparable measure of year-on-year earnings per share growth. Core EPS is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The tables below provide a reconciliation of diluted net earnings per share to Core EPS:

Fiscal Year Data:

	FY 2013 (est.)	FY 2012	FY 2011	FY 2010	FY 2009
Diluted Net Earnings Per Share - Continuing Operations	**$3.61 to $3.85**	**$3.12**	**$3.85**	**$3.47**	**$3.35**
Settlement from U.S. Tax Litigation	-	$0.51	($0.08)	-	-
Charges for European Legal Matters	-	$0.03	$0.10	$0.09	-
Taxation of Retiree Healthcare Subsidy	-	-	-	$0.05	-
Incremental Restructuring Charges	$0.19 to $0.15	-	-	-	$0.09
Significant Adj. to Tax Reserves	-	$0.20	-	-	-
Rounding Impacts	-	($0.01)	-	-	($0.01)
Core EPS	**$3.80 to $4.00**	**$3.85**	**$3.87**	**$3.61**	**$3.43**
Core EPS Growth	*-1% to 4%*	*-1%*	*7%*	*5%*	

Quarter / Period Data:

	AMJ 12	AMJ 11
Diluted Net Earnings Per Share	**$1.24**	**$0.84**
Gain from snacks divestiture	($0.48)	-
Snacks results of operations – Discontinued Operations	($0.02)	($0.02)
Diluted Net EPS - Continuing Operations	**$0.74**	**$0.82**
Incremental restructuring	$0.08	-
Core EPS	**$0.82**	**$0.82**
Core EPS Growth	*0%*	

	JAS 12 (est.)	JAS 11
Diluted Net Earnings Per Share-Continuing Operations	**$0.83 to $0.91**	**$1.01**
Incremental restructuring	$0.08 to $0.06	-
Core EPS	**$0.91 to $0.97**	**$1.01**
Core EPS Growth	*-10% to -4%*	

	JFM 12	JFM 11
Diluted Net Earnings Per Share	**$0.82**	**$0.96**
Snacks Results of Operations – Discontinued	($0.01)	($0.02)
Diluted Net Earnings Per Share-Continuing	**$0.81**	**$0.94**
Incremental restructuring	$0.12	-
Non-cash Impairment charges	$0.01	-
Core EPS	**$0.94**	**$0.94**
Core EPS Growth	*0%*	

% change vs. year-ago	OND 13E
Diluted Net EPS - Continuing Operations	**+90% to +98%**
Impairment charges	-89%
Charges for European legal matters	-6%
Incremental restructuring	+6% to +3%
Core EPS Growth	**+1% to +6%**

% change vs. year-ago	2Half 13E
Diluted Net EPS - Continuing Operations	**+10% to +17%**
Incremental restructuring	-9% to -11%
Core EPS Growth	**+1% to +6%**

	OND 11	OND 10
Diluted Net Earnings Per Share-Continuing Operations	**$0.56**	**$1.09**
Impairment charges	$0.50	-
Charges for European legal matters	$0.02	$0.10
Settlement from U.S. tax litigation	-	($0.08)
Incremental restructuring	$0.01	-
Core EPS	**$1.09**	**$1.11**
Core EPS Growth	*-2%*	

Note – All reconciling items are presented net of tax. Tax effects are calculated consistent with the nature of the underlying transaction. The charge for the significant settlement from U.S. tax litigation is tax expense.

3. Core Operating Profit Margin:

This is a measure of the Company's operating margin adjusted for current year charges related to incremental restructuring charges due to increased focus on productivity and cost savings:

	AMJ 12	AMJ 11
Operating Profit Margin	**15.2%**	**15.5%**
Incremental restructuring	1.2%	-
Core Operating Profit Margin	**16.4%**	**15.5%**
Basis point change	*90*	

4. Core Gross Margin:

This is a measure of the Company's Gross Margin adjusted for the current year charges related to incremental restructuring charges due to increased focus on productivity and cost savings:

	AMJ 12	AMJ 11
Gross Margin	**48.1%**	**48.5%**
Incremental restructuring	0.5%	-
Core Gross Margin	**48.6%**	**48.5%**
Basis point change	*10*	

5. Core SG&A as a % of Net Sales:

This is a measure of the Company's SG&A as a % of Net Sales adjusted for the current year charges related to incremental restructuring charges due to increased focus on productivity and cost savings:

	AMJ 12	AMJ 11
SG&A as a % NOS	**32.9%**	**33.0%**
Incremental restructuring	-0.7%	-
Core SG&A as a % NOS	**32.2%**	**33.0%**
Basis point change	*-80*	

6. Core Operating Profit Growth:

This is a measure of the Company's operating profit growth adjusted for the fiscal 2012 impairment charges for goodwill and indefinite lived intangible assets, fiscal year 2013 and 2012 charges related to incremental restructuring charges due to increased focus on productivity and cost savings, and charges in fiscal 2011 and 2010 related to the European legal matters:

	FY 2013 (est.)	AMJ 12	JFM 12	OND 11	JAS 11	AMJ 11
Operating Profit Growth	**11% to 15%**	**-4%**	**-11%**	**-36%**	**-4%**	**11%**
Impairment charges	-12%	0%	1%	37%	0%	0%
Charges for European legal matters	0%	0%	0%	-6%	0%	0%
Incremental restructuring	-1% to 0%	8%	12%	1%	0%	0%
Core Operating Profit Growth	**-2% to 3%**	**4%**	**2%**	**-4%**	**-4%**	**11%**

7. Core Effective Tax Rate:

This is a measure of the Company's effective tax rate adjusted for current year impairment charges for goodwill and indefinite lived intangible assets and charges in current and prior year related to the European legal matters. The table below provides a reconciliation of the effective tax rate to the Core tax rate:

	AMJ 2012	AMJ 2011
Effective Tax Rate	**23.8%**	**21.1%**
Tax impact of European legal matters	-1.4%	-
Core Effective Tax Rate	**22.4%**	**21.1%**

8. Free Cash Flow / Adjusted Free Cash Flow:

Free cash flow is defined as operating cash flow less capital spending. Adjusted free cash flow is free cash flow adjusted for after-tax impacts of major divestitures. We view free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The reconciliation of free cash flow is provided below (amounts in millions):

	Operating Cash Flow	Capital Spending	Free Cash Flow	Cash Tax Payments- Snacks Divestiture	Adjusted Free Cash Flow
Apr-Jun '12	$3,973	($1,301)	$2,672	$519	$3,191
FY 2012	$13,284	($3,964)	$9,320	$519	$9,839

9. Adjusted Free Cash Productivity:

Adjusted free cash flow productivity is defined as the ratio of adjusted free cash flow to net earnings excluding the gains from major divestitures. Given the size of these gains and our view that they are not part of our sustainable results, we have excluded gains from our calculation. We believe this provides a better perspective of our underlying liquidity trends. The Company's long-term target is to generate free cash flow at or above 90 percent of net earnings. Adjusted free cash flow productivity is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation. The reconciliation of adjusted free cash flow productivity is provided below (amounts in millions):

	Adjusted Free Cash Flow	Net Earnings	Snacks Gain	Impairment	Net Earnings Excluding Gain/Impairment	Adjusted Free Cash Flow Productivity
AMJ '12	$3,191	$3,667	$1,418	-	$2,249	142%
FY 2012	$9,839	$10,904	$1,418	($1,503)	$10,989	90%